NESC

NATIONAL ENERGY SERVICES COMPANY, INC.

September 2, 2010

Attn: Terence O’Brien

United States

Securities and Exchange Commission

Washington, D.C. 20549-4631

Mr. O’Brien,

In response to your letter of August 26, 2010 we have solicited from and filed the corrected opinion from our prior auditors for the year ending October 31, 2008 as included in our Form 10-K filing using Form 10-K/A for the year ended October 31, 2009.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in each filing.

Further, the Company understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David F. LaFave
David F. LaFave
President